Exhibit 99.2

NEXGEN ENERGY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three and Nine Months Ended September 30, 2019

Dated October 28, 2019

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

GENERAL

This management’s discussion and analysis (“MD&A”) is management’s interpretation of the results and financial condition of NexGen Energy Ltd. (“NexGen” or the “Company”) for the three and nine months ended September 30, 2019 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements as at and for the three and nine months ended September 30, 2019 and the notes thereto (together, the “Interim Financial Statements”) and other corporate filings including NexGen’s annual information form for the year ended December 31, 2018 (the “AIF”) dated March 4, 2019, all of which is available under the Company’s profile on SEDAR at www.sedar.com. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information. Please see the section, “Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

It is important to note that in accordance with International Financial Reporting Standards (“IFRS”), IsoEnergy Ltd.’s (“IsoEnergy”) financial results are consolidated with those of NexGen, including in this MD&A. However, IsoEnergy is a listed entity with its own management, directors, internal control processes and financial budgets and finances its own operations.

Financial Statements

Management is responsible for the Interim Financial Statements referred to in this MD&A. The Audit Committee of the Company’s Board of Directors (the “Board”) has been delegated the responsibility of reviewing and approving the Interim Financial Statements and MD&A.

The Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with NexGen’s audited financial statements for the year ended December 31, 2018 (the “Annual Financial Statements”), which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Based on the nature of the Company’s activities, both presentation and functional currency is Canadian dollars.

The Company’s Interim Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Mr. Troy Boisjoli, Geoscience Licensee, Vice President - Operations & Project Development for NexGen. Mr. Boisjoli is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the key assumptions, parameters and methods used to estimate the updated mineral resource and Pre-Feasibility Study (“PFS”) set forth below, please refer to the technical report entitled “Technical Report on the Pre-Feasibility Study of the Arrow Deposit, Rook I Property, Province of Saskatchewan, Canada” ( the “Rook I PFS Technical Report”). The Rook I PFS Technical Report is filed under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). The Rook I PFS Technical Report has been reviewed and approved by Paul O’Hara, P.Eng. of Wood PLC (“Wood”), David Robson, P.Eng. and Jason Cox, P.Eng. of Roscoe Postle Associates Inc. (“RPA”), each of whom is a “qualified person” under NI 43-101.

2

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA.  Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President - Operations & Project Development for NexGen.  Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

Natural gamma radiation in drill core reported in this MD&A was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

BACKGROUND

NexGen was incorporated pursuant to the Business Corporations Act (British Columbia) on March 8, 2011 as "Clermont Capital Inc.", a capital pool company within the meaning of Policy 2.4 - Capital Pool Companies of the TSX Venture Exchange. On April 19, 2013, the Company completed its "qualifying transaction" and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to "NexGen Energy Ltd.".

NexGen is a Canadian based uranium exploration and development company engaged in the exploration and development of its portfolio of uranium properties located in the Province of Saskatchewan, Canada. NexGen's principal asset is its 100% interest in the Rook I project, a project in the Athabasca Basin, Saskatchewan (the "Rook I Project").

The Rook I Project is located in the southwest Athabasca Basin and is the location of the Company’s Arrow discovery in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the South Arrow discovery in July 2017. The Rook I Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company is listed on the Toronto Stock Exchange (the “TSX”) and NYSE American, LLC (“NYSE American”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec.

The Company has three wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (collectively, the “Subsidiaries”). The Company also holds 53.30% of the outstanding common shares of IsoEnergy, as of the date hereof.

In the year ended December 31, 2017, the Company completed a financing raising aggregate gross proceeds of US$110 million (the “Financing”) consisting of a private placement of: (a) 24,146,424 common shares at a price of US$2.0707 per share, for gross proceeds of US$50 million (the “Placement Shares”); and (b) US$60 million in aggregate principal amount of 7.5% unsecured convertible debentures (the “2017 Debentures”) with affiliates of CEF Holdings Limited and/or its shareholders (collectively, the “Investors”) and in connection therewith (i) extended the maturity date of the existing 7.5% unsecured convertible debentures (the “2016 Debentures” and together with the 2017 Debentures, the “Convertible Debentures”) from June 11, 2021 to July 22, 2022 to match the maturity date of the 2017 Debentures; and (ii) revised and consolidated certain other non-financial provisions of the 2016 Debentures, including the strategic alignment provisions, into an investor rights agreement, described in detail below under “Discussion of Operations”.

3

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

OVERALL PERFORMANCE

General

In the nine months ended September 30, 2019, the Company continued exploration and development activities at its Rook I Project including the completion of 57,282.40 metres of drilling at the Arrow deposit and commenced drilling at the SW1 property drilling 576.0 m.

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at September 30, 2019, the Company had cash and cash equivalents of $72,112,073 (December 31, 2018: $125,059,189; September 30, 2018: $132,713,083), an accumulated deficit of $90,754,440 (December 31, 2018: $85,143,089; September 30, 2018: $101,492,429) and working capital of $62,815,548 (December 31, 2018: $119,195,168; September 30, 2018: $124,829,123).

The Interim Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on the Convertible Debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the Convertible Debentures. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled "Risk Factors" in the Company’s most recent AIF.

At maturity of the Convertible Debentures, the US$120 million principal amount is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity but not to pay the entire principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay. In addition, unless the Company commences generating revenue prior to the maturity date of the Convertible Debentures (or sooner in the event of redemption in accordance with the terms of the Convertible Debentures), the Company will have to raise funds to repay the principal amount of the Convertible Debentures and there can be no assurance that the Company will be able to raise sufficient funds when required, at all, or on reasonable terms.

4

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

SELECTED FINANCIAL INFORMATION

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen’s audited Annual Financial Statements and unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019 and September 30, 2018:

	For the three months ended		For the nine months ended

	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018

Salaries, benefits and directors’ fees	$1,173,072	$818,000	$3,189,124	$3,521,396
Office and administrative	366,749	484,941	1,563,888	1,350,190
Professional fees	906,954	621,896	2,702,830	1,559,548
Travel	236,246	188,260	750,996	614,407
Depreciation	596,321	266,500	1,783,978	890,069
Share-based payments	2,090,369	2,828,066	8,055,513	9,969,076
Finance income	(406,817)	(615,995)	(1,524,324)	(1,825,666)
Rental Income	(7,576)	-	(22,729)	-
Mark to market loss (gain) on convertible debentures	(6,950,474)	11,026,181	(20,689,090)	(9,677,302)
Interest expense	2,970,900	2,939,402	8,968,707	8,933,328
Interest on lease liabilities	50,666	-	159,447	-
Foreign exchange loss (gain)	(289,278)	1,055,215	1,254,893	(1,560,600)
Loss on disposal of equipment	-	-	-	6,065
Loss from operations	$737,132	$19,344,176	$6,193,233	$13,780,511
Deferred income tax expense (recovery)	71,718	(128,856)	161,133	(182,429)
Loss for the period	$808,850	$19,215,320	$6,354,366	$13,598,082

Other Comprehensive Income

Change in fair value of convertible debentures attributable to the change in credit risk	-	-	813,879	-
Total comprehensive loss for the period	$808,850	$19,215,320	$7,168,245	$13,598,082

5

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

	For the three months ended		For the nine months ended

	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Loss attributable to:
Shareholders of NexGen Energy Ltd.	$519,754	$19,002,306	$5,597,198	$13,064,983
Non-controlling interests in IsoEnergy Ltd.	289,096	213,014	757,168	533,099
Loss for the period	$808,850	$19,215,320	$6,354,366	$13,598,082

Total comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.	$519,754	$19,002,306	$6,411,077	$13,064,983
Non-controlling interests in IsoEnergy Ltd.	289,096	213,014	757,168	533,099
Total comprehensive loss for the period	$808,850	$19,215,320	$7,168,245	$13,598,082

Loss per common share attributable to the Company’s common shareholders
Basic Loss per common share	$0.00	$0.05	$0.02	$0.04
Diluted Loss per common share	$0.01	$0.05	$0.04	$0.04
Weighted average number of common shares outstanding
Basic	355,779,091	346,776,859	353,759,502	344,440,009
Diluted	403,862,428	346,776,859	401,842,839	344,440,009

6

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

Three months ended September 30, 2019 vs three months ended September 30, 2018

In the three months ended September 30, 2019, NexGen incurred a net loss of $808,850 or $0.00 per common share, compared to a net loss of $19,215,320 or $0.05 per common share for the three months ended September 30, 2018.

The Company incurred a mark to market loss on the Convertible Debentures of $11,026,181 during the three months ended September 30, 2018 as compared to a mark to market gain of $6,950,474 in the three months ended September 30, 2019. Mark to market gains and losses result from the fair value re-measurement of the Convertible Debentures at each report date, with any changes in the fair value being recognized in the loss (profit) and comprehensive loss (profit) for the period. The mark to market gain for the three months ended September 30, 2019 is due mainly to the decrease in the Company’s share price from $2.04 at June 30, 2019 to $1.72 at September 30, 2019; partially offset by the accretion of the loan portion of the convertible debentures.

The Company incurred a foreign exchange loss of $1,055,215 in the three months ended September 30, 2018 compared to a foreign exchange gain of $289,278 in the three months ended September 30, 2019. These amounts are derived from foreign exchange rate fluctuations realized on US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on US dollar cash and accounts payable balances held on September 30, 2019.

Salaries, benefits and directors’ fees increased from $818,000 in the three months ended September 30, 2018 to $1,173,072 in the three months ended September 30, 2019 mainly due to the addition of senior executive and management employees in 2019 compared to the three months ended September 30, 2018.

Office and administrative costs decreased from $484,941 in the three months ended September 30, 2018 to $366,749 during the three months ended September 30, 2019 mainly due to the timing of regulatory listing costs during the three months ended September 30, 2019.

Professional fees increased from $621,896 in the three months ended September 30, 2018 to $906,954 in the three months ended September 30, 2019 due to an increase in consultant and legal fees pertaining to various corporate activities, audit fees and timing of investor relations costs incurred in the three months ended September 30, 2019.

Travel expenses increased from $188,260 in the three months ended September 30, 2018 to $236,246 in the three months ended September 30, 2019, primarily due to an increase in general corporate activity in the three months ended September 30, 2019.

Depreciation increased from $266,500 in the three months ended September 30, 2018 to $596,321 in the three months ended September 30, 2019 due to an increase in the amortization of equipment, related to the adoption of IFRS 16 - Leases standard, which resulted in the recognition of a right-of-use asset related to the office and vehicle leases.

Share-based payments charged to the statement of loss (profit) and comprehensive loss (profit) decreased from $2,828,066 in the three months ended September 30, 2018 to $2,090,369 in the three months ended September 30, 2019. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the three months ended September 30, 2019, the Company granted 188,679 stock options with a weighted average fair value per option of $1.59 and 333,334 stock options were forfeited compared to the three months ended September 30, 2018 where the Company granted 720,482 stock options with a weighted average fair value per option of $1.66 and no stock options were forfeited.

7

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

Finance income decreased from $615,995 in the three months ended September 30, 2018 to $406,817 in the three months ended September 30, 2019 mainly due to the decrease in cash on hand in the three months ended September 30, 2019, as a result of costs associated with continued drilling, the Feasibility Study, Permitting and Regulatory and ongoing operating costs.

Rental income increased from $nil in the three months ended September 30, 2018 to $7,576 in the three months ended September 30, 2019 due to amounts received by IsoEnergy from NxGold for an office sublease where amounts previously received were netted against the related expense.

Interest expense increased from $2,939,402 in the three months ended September 30, 2018 to $2,970,900 in the three months ended September 30, 2019 due to the fluctuation in the US dollar foreign exchange rate on the interest payments related to the 2016 and 2017 Debentures.

Interest expense on lease liabilities increased from $nil in the three months ended September 30, 2018 to $50,666 in the three months ended September 30, 2019 due to office and vehicle lease liabilities recognized as a result of the adoption of IFRS 16 - Leases standard.

A deferred income tax expense of $71,718 was incurred in the three months ended September 30, 2019 as compared to a deferred income tax recovery of $128,856 in the three months ended September 30, 2018. This relates to IsoEnergy’s deferred income tax recovery on losses recognized in the period, offset by the renunciation of flow-through shares and the income recognition on the flow-through share premium liability in the three months ended September 30, 2019.

Nine months ended September 30, 2019 vs nine months ended September 30, 2018

In the nine months ended September 30, 2019, NexGen incurred a net loss of $6,354,366 or $0.02 per common share, compared to a net loss of $13,598,082 or $0.04 per common share for the nine months ended September 30, 2018.

The Company incurred a mark to market gain on the Convertible Debentures of $9,677,302 during the nine months ended September 30, 2018 as compared to a mark to market gain of $20,689,090 in the nine months ended September 30, 2019. Mark to market gains and losses result from the fair value re-measurement of the Convertible Debentures at each report date, with any changes in the fair value being recognized in the loss (profit) and comprehensive loss (profit) for the period. The mark to market gain for the nine months ended September 30, 2019 is due mainly to a decrease in the Company’s share price from $2.41 at December 31, 2018 to $1.72 at September 30, 2019 and the fluctuation in foreign exchange rates.

Salaries, benefits and directors’ fees decreased from $3,521,396 in the nine months ended September 30, 2018 to $3,189,124 in the nine months ended September 30, 2019 due to severance payments to management personnel in the nine months ended September 30, 2018.

Office and administrative costs increased from $1,350,190 in the nine months ended September 30, 2018 to $1,563,888 in the nine months ended September 30, 2019 due to increased regulatory filing fees and Saskatoon office costs.

Professional fees increased from $1,559,548 in the nine months ended September 30, 2018 to $2,702,830 in the nine months ended September 30, 2019 due to an increase in consultant and legal fees pertaining to various corporate activity, audit fees and investor relations costs incurred in the nine months ended September 30, 2019.

Travel expenses increased from $614,407 in the nine months ended September 30, 2018 to $750,996 in the nine months ended September 30, 2019 mainly due to an increase in travel related to general corporate activity in the nine months ended September 30, 2019.

8

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

Depreciation increased from $890,069 in the nine months ended September 30, 2018 to $1,783,978 in the nine months ended September 30, 2019 due to an increase in the amortization of equipment, related to the adoption of IFRS 16 - Leases standard, which results in the recognition of right-of-use assets related to office and vehicle leases.

Share-based payments charged to the statement of loss and comprehensive loss decreased from $9,969,076 in the nine months ended September 30, 2018 to $8,055,513 in the nine months ended September 30, 2019. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the nine months ended September 30, 2019, the Company granted 5,138,679 stock options with a weighted average fair value per option of $1.09 compared to the nine months ended September 30, 2018, the Company granted 5,820,482 stock options with a weighted average fair value per option of $1.86.

Finance income decreased from $1,825,666 in the nine months ended September 30, 2018 to $1,524,324 in the nine months ended September 30, 2019 due to a decrease in the cash on hand balance at the end of the period.

Rental income increased from $nil in the nine months ended September 30, 2018 to $22,729 in the nine months ended September 30, 2019 due to amounts received by IsoEnergy from NxGold for an office sublease where amounts previously received were netted against the related expense.

Interest expense increased from $8,933,328 in the nine months ended September 30, 2018 to $8,968,707 in the nine months ended September 30, 2019. This difference in interest expense between periods is due to the fluctuation in foreign exchange rates.

Interest expense on lease liabilities increased from $nil in the nine months ended September 30, 2018 to $159,447 in the nine months ended September 30, 2019 due to office and vehicle lease liabilities recognized as a result of the adoption of IFRS 16 - Leases standard.

The Company recognized a foreign exchange gain of $1,560,600 in the nine months ended September 30, 2018 compared to a foreign exchange loss of $1,254,893 in the nine months ended September 30, 2019. The difference relates to foreign exchange rate fluctuations realized on US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on US dollar cash and accounts payable balances held on September 30, 2019.

A deferred income tax expense of $161,133 was incurred in the nine months ended September 30, 2019 as compared to a deferred income tax recovery of $182,429 in the nine months ended September 30, 2018. This relates to IsoEnergy’s deferred income tax recovery on the income recognition on the flow-through share premium liability, offset by the temporary differences arising from the renunciation of flow-through shares in the three months ended September 30, 2019.

Financial Position

The following financial data is derived from the Interim Financial Statements and should be read in conjunction with NexGen’s audited Annual Financial Statements and unaudited interim financial statements for the three months ended September 30, 2019:

	September 30, 2019	December 31, 2018	September 30, 2018

Exploration and evaluation assets	$238,491,804	$194,128,594	$142,339,673
Total assets	$320,248,916	$326,867,565	$328,444,240
Total current liabilities	$10,649,274	$6,517,313	$7,703,149
Total non-current liabilities	$121,395,391	$138,423,662	$148,265,764
Distributions or cash dividends declared per share	$-	$-	$-

9

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

Financial Position as at September 30, 2019 vs December 31, 2018

NexGen had cash and cash equivalents totaling $72,112,073 as at September 30, 2019 compared to $125,059,189 as at December 31, 2018. This decrease in cash and cash equivalents was due to exploration and evaluation asset and equipment expenditures of $40,603,232 and $615,395, respectively, $8,832,700 of cash used in operating activities, $578,043 of cash used to pay lease liabilities, and $4,024,266 of cash interest paid on convertible debentures; offset by $2,469,800 of cash received from stock option and warrant exercises.

Exploration and evaluation assets increased from $194,128,594 as at December 31, 2018 to $238,491,804 as at September 30, 2019 due to expenditures made on exploration and evaluation assets, costs associated with the resource drilling on Arrow, Feasibility Study and Environmental Assessment.

Current liabilities increased from $6,517,313 as at December 31, 2018 to $10,649,274 as at September 30, 2019. The majority of this increase is related to the timing of payments for exploration and evaluation expenditures and the current portion of lease liabilities related to the adoption of IFRS 16 - Leases.

Non-current liabilities decreased from $138,423,662 as at December 31, 2018 to $121,395,391 as at September 30, 2019 due to the net decrease in fair value of the Convertible Debentures resulting primarily from fluctuations in the Company’s share price and foreign exchange rates since December 31, 2018; partially offset by the recording of long-term lease liability related to the adoption of IFRS 16 - Leases.

DISCUSSION OF OPERATIONS

On May 17, 2017, the Company commenced trading on the NYSE American under the symbol “NXE”, and its common shares ceased trading on the OTCQX as of the close of trading on May 16, 2017.

On July 21, 2017, the Company completed the Financing and in connection therewith amended and restated the trust indenture entered into between Computershare Trust Company of Canada and the Company dated June 10, 2016 in respect of the 2016 Debentures to extend the maturity date of the 2016 Debentures to match the maturity date of the 2017 Debentures. In addition, certain non-financial provisions of the 2016 Debentures, including in particular the strategic alignment provisions were revised and consolidated into the investor rights agreement described below.

An establishment fee consisting of 869,271 common shares, calculated as 3% of the aggregate principal amount of the 2017 Debentures at a deemed price of US$2.0707 per share, was paid to the Investors in connection with the Financing.

The Convertible Debentures mature on July 22, 2022 (the “Maturity Date”) and bear interest at a rate of 7.5% per annum, payable semi-annually in arrears, with 5.0% of such interest payable in cash and the remaining 2.5% payable in common shares of the Company, issuable at a price equal to the volume-weighted average trading price of the common shares calculated in US dollars on the exchange or market which has the greatest trading volume in the Company’s common shares for the 20 consecutive trading days (“20-day VWAP”) ending three trading days preceding the date such interest payment is due.

The 2017 Debentures are convertible at the holders’ option, in whole or in part, into common shares at a conversion price (the “2017 Conversion Price”) of US$2.6919 per share, subject to adjustment. The Company may redeem the 2017 Debentures, in whole or in part, from July 21, 2020 and prior to the Maturity Date at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date, provided the 20-day VWAP of the common shares for the period ending three trading days preceding the date immediately prior to the date the redemption notice is given exceeds 130% of the 2017 Conversion Price.

10

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

The 2016 Debentures are convertible at the holder’s option, in whole or in part, into common shares of the Corporation at a conversion price (the “2016 Conversion Price”) of US$2.3261 per common share, subject to adjustment. The Company may redeem the 2016 Debentures in whole or in part from June 10, 2019 and prior to the Maturity Date at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date, provided the 20-day VWAP of the common shares for the period ending three trading days preceding the date immediately prior to the date the redemption notice is given exceeds 130% of the 2016 Conversion Price.

Upon completion, of a change of control (which includes in the case of the Investors’ right to require the Company to redeem the Convertible Debentures, a change in the Chief Executive Officer of the Company), the Investors of the Convertible Debentures may require the Company to redeem, or the Company has the right to redeem, any outstanding Convertible Debentures in cash at: (i) on or prior to July 21, 2020 for the 2017 Debenture and on or prior to June 10, 2019 for the 2016 Debenture, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the Investors of the Convertible Debentures to convert the Convertible Debentures into common shares of the Company at the 2017 Conversion Price or 2016 Conversion Price, as applicable, provided the consideration payable upon the change of control exceeds the 2017 Conversion Price or 2016 Conversion Price, respectively, and is either payable in cash or is payable in property or securities which the holders of the 2017 Debentures or 2016 Debentures, as applicable, in their sole discretion, wish to receive.

A “change of control” of the Company is defined as: (i) the acquisition by any transaction, directly or indirectly, by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding common shares; (ii) the amalgamation, consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; (iii) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction following such transaction; or (iv) the removal by resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company which removal has not been recommended in the Company’s management information circular, or the failure to elect to the Board a majority of the directors proposed for election by management in the Company’s management information circular.

In consideration for the increased investment in the Company pursuant to the Financing, the Company and the Investors entered into an investor rights agreement (the “Investor Rights Agreement”) dated July 21, 2017 which provides for the following and replaced those similar provisions contained in the 2016 Debentures. The Investor Rights Agreement provides that:

(a)	for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors agreed: (i) not to tender or agree to tender (or convert) the Convertible Debentures or any common shares then held to an unsolicited takeover bid that constitutes a change of control, (ii) to exercise the votes attached to all common shares then held in respect of any change of control transaction, and deposit or tender such common shares, in accordance with the recommendation of the Board, (iii) to abstain or withhold votes in respect of any common shares they hold in respect of the election of individuals to the Board who are not nominees of management, and (iv) in respect of non-change of control matters, not to exercise the votes attached to any common shares they hold contrary to the recommendation of the Board;
(b)	for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors agreed to a standstill whereby they will, among other things, not acquire any securities of the Company or solicit proxies or otherwise attempt to influence the conduct of security holders of the Company;
11

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

(c)	for so long as the Investors hold at least 10% of the common shares (on a partially diluted basis), the Investors are subject to restrictions on disposition applicable to any common shares they hold, consisting of giving prior notice to the Company of any proposed disposition (within a 30 day period) of more than 0.5% of the number of common shares then outstanding and either: (i) disposing of such common shares to specific willing investors identified by the Company within a seven-day period; or (ii) thereafter, disposing of such common shares either through a broad distribution on the public markets or in a private transaction or block trade to anyone other than specific investors identified by the Company within the seven-day period; and
(d)	for so long as the Investors hold at least 15% of the common shares (on a partially diluted basis), CEF Holdings Limited has the right to nominate one director to the Board.

Each of the foregoing covenants other than (d) shall terminate upon a completion of a Fundamental Change. A Fundamental Change means the occurrence of any of the transactions involved or items (i), (ii) or (iii) of the definition of Change of Control set out above and a change in the Company’s Chief Executive Officer.

Exploration

On December 4, 2018, the Company commenced a comprehensive infill program using ten drill rigs. The objectives of this drill program were (i) conversion of Indicated Mineral Resources to the Measured category; (ii) conversion of Inferred Mineral Resources to the Indicated category; (iii) geotechnical and hydrogeological characterization of the rock mass in areas of potential mine development and Underground Tailings Management Facility (UGTMF). As of September 30, 2019, the Company has completed a total of 57,282.4 metres to satisfy objectives (i) and (iii). Based on the sound results of objective (i) for inclusion into the Feasibility Study, it was decided to defer (ii) to a later date. There were no metres drilled towards this program during Q3 2019.

Highlights of the 2019 winter drill program include the completion of 131 drill holes totaling 57,282.4 metres. One hundred and twenty-six drill holes have been successfully completed supporting objectives (i) and (iii), inclusive of one hole being abandoned due to excessive deviation through overburden, and another hole being drilled to the Athabasca Unconformity. Outside of Arrow Deposit and supporting objective (iii), four holes have been completed within the UGTMF area, and positively indicate the area contains suitable rock-mass and hydraulic conductivity to facilitate underground development. One hole was drilled to the Athabasca Unconformity above the proposed UGTMF.

Furthermore in support of objective (iii), seven - four at the UGTMF area and three within the Arrow Deposit - have vibrating water piezometers (VWP) installed to facilitate ongoing monitoring of groundwater pressure changes.

On September 20, 2019, the Company commenced a maiden, helicopter supported, exploration drill program on the SW1 property, utilizing two drill rigs. As of September 30, 2019, a total of 576.0 metres have been completed, all of which were drilled during Q3 2019.

12

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

Mineral Resource Update

On November 5, 2018, the Company announced the following updated mineral resource estimate on the Rook I Project having an effective date of May 25, 2018:

Structure	Tonnage (Tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lb)
Indicated Mineral Resource
A2 LG	1,240,000	0.79	21,700,000
A2 HG	460,000	17.85	181,000,000
A3 LG	1,010,000	0.70	15,500,000
A3 HG	180,000	9.68	38,400,000
Total	2,890,000	4.03	256,600,000
Inferred Mineral Resource
A1	1,510,000	0.72	23,900,000
A2 LG	1,290,000	0.70	19,900,000
A2 HG	5,000	12.70	1,400,000
A3 LG	1,230,000	1.11	30,000,000
A3 HG	1,000	9.07	200,000
A4	800,000	0.92	16,300,000
Total	4,480,000	0.86	91,700,000

Notes:

1.	CIM Definition Standards were followed for Mineral Resources, Mineral Resources are reported inclusive of Mineral Reserves. CIM defines Mineral Resource as a concentration or occurrence of a natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such a form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
2.	Mineral Reserves include transverse and longitudinal stopes, ore development and incremental ore.
3.	Stopes and ore development were estimated at a cut-off grade of 0.25% U3O8.
4.	Incremental ore is material between 0.03% U3O8 and 0.25% U3O8 that must be extracted to access mining areas. 0.0% U3O8 is the limit for what is considered benign waste and material that be must be treated and stockpiled in an engineered facility.
5.	No by-product credits have been included in the Mineral Reserve statement.
6.	Mineral resources are estimated using a long-term metal price of US$45 per pound U3O8, and a 0.75 US$/C$ exchange rate (C$1.00 = US$0.75).
7.	A minimum mining width of 3.0 m was applied for all longhole stopes.
8.	The density varies according to the U3O8 grade in the block model. Waste density is 2.464 t/m3.
9.	Numbers may not add due to rounding.

Probable Mineral Reserves

On November 5, 2018, the Company announced the following maiden Probable Mineral Reserves on the Rook I Project having an effective date of May 25, 2018. The Probable Mineral Reserves include diluting materials and allowances for losses which may occur when material is mined:

13

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

Probable Mineral Reserves
Structure	Tonnage (Tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lb)
A2	2,057,600	4.13%	187,400,000
A3	1,375,500	1.54%	46,700,000
Total	3,433,100	3.09%	234,100,000

Pre-Feasibility Study

On November 5, 2018, the Company announced the results of the PFS in respect of the Arrow deposit which was based on the updated mineral resource estimate set forth above.

	PEA	PFS	Variance
After-Tax Net Present Value (8% discount)	CAD $3.49 Billion	CAD $3.7 Billion	+6%
After-Tax Internal Rate of Return (IRR)	56.7%	56.8%	0%
After-Tax Payback	1.1 Years	1.2 Years	+9%
Initial Capital Costs (CAPEX)	CAD $1.19 Billion	CAD $1.25 Billion	+5%
Average Annual Production (Life of Mine)	18.5 M lbs U3O8	25.4 M lbs U3O8	+37%
Average Annual Production (Years 1-5)	27.6 M lbs U3O8	29.0 M lbs U3O8	+5%
Average Annual Throughput	1,448 tonnes per day	1,039 tonnes per day	-28%
Average Annual Grade	1.73% U3O8	3.09% U3O8	+79%
Mine Life	15 Years	9 Years	-6 years
Average Annual After -Tax Net Cash Flow (Life of Mine)	CAD $553 Million	CAD $909 Million	+64%
Average Annual Operating Cost (Life of Mine)	CAD $8.37 (US $6.70)/lb U3O8	CAD $ 5.81 (US $4.36)/lb U3O8	-31%
Operating Margins (Life of Mine)	85.5%	90.6%	+6%

Note: PEA based on $1.00 = US $0.80, PFS based on $1.00 = US $0.75

The PFS resource only includes Indicated Mineral Resource as per CIM guidelines. Indicated Mineral Resources are that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit Inferred Mineral Resource. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

The PFS envisioned a standalone mine, mill and ancillary site infrastructure to support a nine-year mine life.

Mine

A detailed mine plan based on conventional long-hole stope mining was engineered using Indicated Mineral Resources only. Geotechnical studies during Pre-Feasibility supported the conventional longhole stoping mining method including the use of longitudinal and transverse stopes, 30 metre level spacing, and the nominal stope strike length of 15 metres to 30 metres. This represents an excellent stope stability range for underground mining in highly competent conditions. The geometry of the Arrow deposit enables decoupled production areas in both the A2 and A3, enabling flexibility of mine sequencing.

14

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

Mill

The PFS confirmed processing and production of Yellowcake from the Arrow deposit with conventional processing technology. The main components of the processing plant are:

•	Grinding
•	Leaching
•	Liquid-Solid Separation via Counter Current Decantation
•	Solvent Extraction
•	Yellowcake Precipitation
•	Yellowcake Packaging
•	Paste Tailings Plant

Detailed metallurgical study resulted in process recovery increasing to 97.6% (versus 96% in the PEA). In addition, the ammonia strip process envisioned in the PEA was updated to an acid strip process in the PFS, resulting in the complete elimination of ammonia in the processing facility. Elimination of ammonia from the processing facility will ultimately lead to improved effluent discharge performance.

The PFS also confirmed that all processed waste streams can be stored in an Underground Tailings Management Facility (“UGTMF”). The PFS also confirmed the geotechnical design, size and sequencing of the UGTMF as it relates to the mine plan. The UGTMF will significantly reduce the surface footprint of the Rook I project and represents continued and ongoing reclamation during operations, allowing for industry leading environmental sensitivity.

Cost Estimate

A capital cost estimate (Class 4 - AACE International classification guidelines) was produced from the PFS. The pre-production capital costs (CAPEX) for the contemplated underground mine, process plant and supporting infrastructure at Arrow are estimated at $1.247 billion with sustaining capital costs of $262 million (included $0.48 million for decommissioning). Wood and RPA estimated the capital costs based on a three-dimensional civil model, a mechanical equipment list, material takeoffs, vendor budget quotations on major and secondary equipment, and inputs from leading expert service providers who have experience in construction projects and cost estimation both in the Athabasca Basin and globally. Pre-production construction is envisioned to be complete in three years, the construction phase will be supported by a labour force consisting of skilled labour, trades persons, professionals and administration.

Preliminary Economic Assessment

The Company’s PFS built upon the independent maiden Preliminary Economic Assessment (“PEA”), which the Company released on July 31, 2017 of the basement-hosted Arrow deposit and a standalone mine and mill at the Rook I Project. The maiden PEA was completed by RPA and is based on the mineral resource estimate announced by the Company in March 2017 (with an effective date of December 20, 2016). The PEA highlights include a 14.4-year mine life with an after-tax NPV of $3.49 Billion, 56.7% IRR, and a 1.1-year payback. Pre-production capital costs were estimated at $1.19 Billion and unit operation costs in years 1-5 were $5.53/lb U3O8 with a life of mine (LOM) operating cost of $8.37/lb U3O8. The PEA economics were supported by a robust production profile averaging 27.6M lb U3O8 in years 1-5 with an average LOM production rate of 18.5M lb U3O8. The March 2017 Mineral Resource Estimate formed the basis of the PEA which included Indicated Mineral Resources of 1.18Mt containing 179.5M lb U3O8 grading 6.88% U3O8 and Inferred Mineral Resources of 4.25Mt containing 122.1M lb U3O8 grading 1.3% U3O8.

The PEA is preliminary in nature and includes inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

15

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

Outlook

The Company plans to continue developing the Rook I Project while completing its Feasibility Study (“FS”). To support the FS, the Company completed 57,282.4 metres focused on increasing the data spacing at a level to convert Mineral Resources from Indicated to Measured. Additionally, the drill program also focused on the geotechnical and hydrogeological characterization of the rock-mass in areas of potential mine development and Underground Tailings Management Facility.

The helicopter supported, exploration drill program on the SW1 property, utilizing two drill rigs commenced in Q3 2019, September 20, 2019, will be completed in Q4 2019.

As stated above, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration and development activities on the Company’s properties, maintain capacity and satisfy contractual obligations (including servicing the interest payments due on the Convertible Debentures and repaying the principal amount thereof when due). Accordingly, the Company’s future performance and activities will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration results, and the other factors described below under “Risk Factors”.

Summary of Quarterly ResultS

The following financial information is derived from the Company’s financial statements, prepared in accordance with IFRS and presented in Canadian dollars. It should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for each of the past eight quarters, as well as the Annual Financial Statements.

(Expressed in Canadian dollars)	2019	2019	2019	2018	2018	2018	2018	2017
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Finance income	$406,817	$511,300	$606,207	$660,899	$615,995	$617,126	$592,545	$548,994
Loss (profit) for the period	$808,850	$12,521,249	$(6,975,732)	$(15,089,688)	$19,215,320	$24,409,654	$(30,026,892)	$32,200,006
Loss (profit) for the period attributable
to common shareholders	$519,754	$12,311,087	$(7,233,642)	$(15,334,672)	$19,002,306	$24,304,876	$(30,242,199)	$31,977,508
Loss (profit) per common share
attributable to common shareholders
- Basic	$0.00	$0.04	$(0.02)	$(0.04)	$0.05	$0.07	$(0.09)	$0.10
- Diluted	$0.01	$0.04	$0.01	$0.08	$0.05	$0.07	$0.01	$0.10

NexGen does not derive any revenue from its operations except for interest income from its cash and cash equivalent balances. Its primary focus is the acquisition, exploration, evaluation and development of resource properties.

The significant fluctuations in loss (profit), particularly for the quarterly periods from December 31, 2017 to September 30, 2019, are mainly the result of mark to market gains or losses recognized on the fair value re-valuation of the Convertible Debentures at each quarter, with any changes in the fair value being recognized in the loss (profit) for the quarter.

Interest income recorded as finance income has fluctuated depending on cash and cash equivalent balances available to generate interest and the earned rate of interest.

The loss (profit) per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration and development activities.

16

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

Liquidity AND CAPITAL RESOURCES

NexGen has no revenue-producing operations, earns only minimal interest income on cash and cash equivalents, and historically has recurring operating losses. As at September 30, 2019, the Company had an accumulated deficit of $90,754,440.

As at the date of this MD&A, the Company has approximately $62.2 million in cash and cash equivalents and approximately $5.3 million in current liabilities. The Company’s working capital balance as at the date of this MD&A is approximately $61.9 million.

On July 21, 2017, the Company completed the Financing raising total gross proceeds of US$110 million. The Financing positions the Company to continue its planned exploration and development activities at the Rook I Project and planned pre-development activities and assessments, while maintaining current corporate capacity (including servicing the interest payments on the Convertible Debentures), which includes wages, consulting fees, professional fees, costs associated with the Company’s office in Vancouver and Saskatoon and fees and expenditures required to maintain all of its tenements.

The Company does not have any commitments for capital expenditures. However, as of the date hereof, the Company has the following contractual obligations:

(Expressed in Canadian dollars)
Contract and leases	Total	Less than 1 year	1-3 years		3-5 years	After 5 years
Convertible debentures (1)	$180,331,667	$7,800,000	$172,531,667	(3)	$-	$-
Vehicle leases	228,070	138,050	150,020		-	-
Office leases (2)	3,088,207	626,254	990,505		1,361,682	109,766
Total contractual obligations	$183,707,944	$8,564,304	$173,672,192		1,361,682	109,766

Notes:

1.	Cash interest payments on 2016 and 2017 Debentures converted from $US into C$ at a rate of 1.30.
2.	Leases pertain to Vancouver corporate head office, Saskatoon offices and IsoEnergy’s corporate head office.
3.	This includes repayment of the $120 million principal amount of 2016 and 2017 Debentures which, if not converted prior to maturity, will become due and payable (converted from US$ into C$ at a rate of 1.30).

On an ongoing basis, and particularly in light of current market conditions for mineral exploration, management evaluates and adjusts its planned level of activities, including planned, exploration and committed administrative costs, to maintain adequate levels of working capital.

As previously stated, the Company is dependent on external financing, including equity issuances and debt financing, to fund its activities. Even with the recent Financing, circumstances that could impair the Company’s ability to raise future additional funds include general economic conditions, the price of uranium and the other factors set forth below under “Risk Factors” in the Company’s current annual information form and above under “Industry and Economic Factors that May Affect the Business”.

The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is held in cash and cash equivalents, significantly reducing any liquidity risk of financial instruments held by NexGen.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at September 30, 2019 or as at the date hereof.

Transactions With Related Parties

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

17

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

Remuneration attributed to key management personnel can be summarized as follows:

	For the nine months ended
	September 30, 2019	September 30, 2018
Short-term compensation(1)	$ 2,370,835	$ 2,056,649
Share-based payments (stock options)(2)	6,807,788	9,148,119
Consulting fees(3)	45,499	-
	$ 9,224,122	$ 11,204,768

Notes:

(1) Short-term compensation to key management personnel for the nine months ended September 30, 2019 amounted to $2,370,835 (2018 - $2,056,649) of which $1,762,350 (2018 - $1,557,606) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $608,485 (2018 - $499,043) was capitalized to exploration and evaluation assets.

(2) Share-based payments to key management personnel for the nine months ended September 30, 2019 amounted to $6,807,788 (2018 - $9,148,119) of which $6,657,605 (2018 - $8,459,681) was expensed and $150,183 (2018 - $688,438) was capitalized to exploration and evaluation assets.

(3) The Company used consulting services from a company associated with one of its directors in relation to advice on corporate matters for the nine months ended September 30, 2019 amounting to $45,499 (2018 - $nil).

As at September 30, 2019, there was $47,500 (December 31, 2018 - $1,415,900) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

OUTSTANDING SHARE DATA

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares. As at October 28, 2019, there were 355,811,699 common shares, 35,867,494 stock options and no preferred shares issued and outstanding.

Set forth below are details regarding the outstanding stock options.

	Number of Options	Number Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date

	33,333	33,333	$ 3.390	0.09	November 1, 2019
	50,000	50,000	$ 1.920	0.20	December 12, 2019
	50,000	50,000	$ 2.410	0.20	December 12, 2019
	3,250,000	3,250,000	$ 0.460	0.23	December 24, 2019
	2,850,000	2,850,000	$ 0.500	0.66	May 27, 2020
	3,250,000	3,250,000	$ 0.640	1.21	December 16, 2020
	250,000	250,000	$ 2.690	1.69	June 8, 2021
	4,425,000	4,425,000	$ 2.650	1.73	June 23, 2021
	2,750,000	2,750,000	$ 2.240	2.21	December 15, 2021
	250,000	250,000	$ 3.110	2.56	April 22, 2022
	1,125,000	750,000	$ 2.930	3.12	November 13, 2022
	3,725,000	2,483,334	$ 3.390	3.21	December 14, 2022
	475,000	316,666	$ 2.390	3.54	April 13, 2023
	4,525,000	3,016,666	$ 2.850	3.69	June 8, 2023
	100,000	66,667	$ 2.660	3.72	June 20, 2023
	720,482	520,482	$ 2.490	3.89	August 21, 2023
	3,050,000	1,016,667	$ 2.410	4.25	December 31, 2023
	500,000	166,667	$ 2.270	4.48	March 21, 2024
	250,000	83,334	$ 2.220	4.49	March 27, 2024
	4,050,000	1,350,000	$ 1.920	4.70	June 12, 2024
	188,679	94,340	$ 1.590	4.88	August 16, 2024
Total	35,867,494	27,023,156

18

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the affected asset or liability in future periods.

Information about significant areas of estimation uncertainty considered by management in preparing the Interim Financial Statements is as follows:

(i) Impairment

At the end of each financial reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication of an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates about future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation asset properties.

(ii) Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of warrants. The Black-Scholes model involves six key inputs to determine fair value of an option or warrant: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense.

(iii) Fair value of financial instruments

The Company measures its financial instruments at fair value. Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including a convertible note valuation model for the Convertible Debentures. The inputs used in these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

changes in accounting policies

The accounting policies followed by the Company are set out in Note 4 to the Annual Financial Statements and have been consistently followed in the preparation of these financial statements except for the following change in accounting policy:

19

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

In the period ended September 30, 2019, the Company transitioned to IFRS 16 - Leases, as of January 1, 2019, using the modified retrospective approach and therefore comparative information has not been restated and continues to be reported under IAS 17 Leases (“IAS 17”). On initial application, the Company has elected to record right-of-use assets based on the corresponding lease liability. Right-of-use assets and lease obligations of $2,826,512 and $3,222,380, respectively, were recorded as of January 1, 2019, with no net impact on retained earnings. When measuring lease liabilities, the Company discounted lease payments using an incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 7.40%. Additional detail on the effect of adopting IFRS 16 - Leases are contained in Note 4 to the Interim Financial Statements.

Capital Management

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

As discussed in the section above entitled “Overall Performance”, the Company completed a Financing raising gross proceeds of US$110 million in the period ended December 31, 2017. In addition to holding sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity, the Company is investing the remaining funds from the Financing into short-term products offering the highest yields.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2019.

Financial Instruments and Other instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and convertible debentures. The risks associated with these financial instruments are discussed below.

The fair values of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or prompt liquidation ability. The Company’s cash and cash equivalents are classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

The Convertible Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income.

20

NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

The Company’s risk exposure and the impact on its financial instruments are summarized below:

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents, short-term investments and amounts receivable. The Company holds cash and cash equivalents and short-term investments with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents on hand and short-term investments are held at two financial institutions. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents and short-term investments. Accordingly, the Company does not believe it is subject to significant credit risk.

(b) Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2019, NexGen had cash and cash equivalents of $72,112,073 to settle accounts payable and accrued liabilities of $10,014,316.

(c) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i) Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalent balances as of September 30, 2019. The Company manages interest rate risk by maintaining an investment policy for short-term investments held in cash equivalents. This policy focuses primarily on preservation of capital and liquidity. The Company monitors its investments and is satisfied with the credit rating of its banks. The Convertible Debentures, in an aggregate principal amount of US$120 million, carry a fixed interest rate of 7.5% and hence, are not subject to interest rate fluctuations.

(ii) Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results.

Financial assets and liabilities subject to currency translation risk primarily include Australian and US dollar denominated cash and US dollar accounts payable and accrued liabilities. The Company maintains a Canadian and US dollar bank accounts in Canada.

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NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

The Company is exposed to foreign exchange risk on its US dollar denominated Convertible Debentures. At maturity the US$120 million principal amount of the Convertible Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Convertible Debentures until maturity but not to pay the entire principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay.

(iii) Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the price of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Sensitivity Analysis

As at September 30, 2019, the Company’s US dollar net financial liabilities were US$70,206,541. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $9,299,482 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

INTERNAL CONTROL OVER FINANCIAL REPORT (ICFR)

The Company’s management is responsible for designing and maintaining an adequate system of internal controls over financial reporting as required under National Instrument 52-109 - Certificate of Disclosure in Issuers’ Annual and Interim Filings. The Company’s internal controls over financial reporting are based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsorship Organizations of the Treadway Commission (COSO).

Any internal control system, no matter how well designed, has inherent limitations. Therefore, internal control can only provide reasonable assurance with respect to financial statement preparation and presentation.

There have not been any changes in the Company’s internal control over financial reporting during the Company’s more recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration and development of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form and above under “Industry and Economic Factors that May Affect the Business”. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

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NEXGEN ENERGY LTD.

For the three and nine months ended September 30, 2019

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration and development activities, the future interpretation of geological information, the cost and results of exploration and development activities, future financings, the future price of uranium and requirements for additional capital.

Generally, but not always, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration and development activities are as anticipated, the price of uranium, the cost of planned exploration and development activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration and development activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration and development risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing and other factors discussed or referred to in the Company’s Annual Information Form dated March 4, 2019 under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The forward-looking information and statements contained in this MD&A are made as of the date of this MD&A and accordingly, are subject to change after such date. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

Approval

The Audit Committee and the Board of NexGen have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR website at www.sedar.com or by contacting the Corporate Secretary, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.

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